Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Teekay Corporation

We consent to the use of our report dated March 31, 2023, on the consolidated financial statements of Teekay Corporation, which comprise the consolidated balance sheets as of December 31, 2022 and December 31, 2021, the related consolidated statements of (loss) income, comprehensive income (loss), changes in total equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and our report dated March 31, 2023 on the effectiveness of internal control over financial reporting as of December 31, 2022, which are incorporated by reference in this Post-Effective Amendment No.1 to the Registration Statements on Form S-8 (Nos. 333-187142 and 333-265915) dated April 25, 2023 of Teekay Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

April 25, 2023

Vancouver, Canada